Filed Pursuant to Rule 424(b)(3)

Registration No. 333-269346

PROSPECTUS SUPPLEMENT NO. 18

(to Prospectus dated February 7, 2024)

MSP RECOVERY, INC.

2,000,000 Shares of Class A Common Stock

This prospectus supplement no. 18 amends and supplements the prospectus dated February 7, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-269346). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relates to the offer and sale, from time to time, by the selling stockholders identified below, or their permitted transferees, of up to 2,000,000 shares of our Class A Common Stock, par value $0.0001 per share that we may issue and sell to YA II PN, Ltd., a Cayman Islands exempt limited partnership (“Yorkville” or the “Selling Securityholder”) fund managed by Yorkville Advisors Global, LP from time to time after the date of this prospectus, pursuant to the Standby Equity Purchase Agreement (the “Yorkville SEPA”) dated November 14, 2023, entered into with Yorkville. See the section entitled “Yorkville Facility” for a description of the Yorkville SEPA and the section entitled “Selling Securityholder” for additional information regarding the Selling Securityholder.

Yorkville Facility

The shares of our Class A Common Stock being offered by Yorkville have been and may be issued pursuant to the Yorkville SEPA. Under the Yorkville SEPA, the Company agreed to issue and sell to Yorkville, from time to time, and Yorkville agreed to purchase from the Company, up to $250 million of the Company’s Class A Common Stock. The Company shall not affect any sales under the Yorkville SEPA, and Yorkville shall not have any obligation to purchase shares of our Class A Common Stock under the Yorkville SEPA, to the extent that after giving effect to such purchase and sale: (i) Yorkville would beneficially own more than 9.99% of the Company’s Class A Common Stock at the time of such issuance (the “Ownership Limitation”), or (ii) the aggregate number of shares of Class A Common Stock issued under the Yorkville SEPA together with any shares of Common Stock issued in connection with any other related transactions that may be considered part of the same series of transactions, would exceed 1,108,062 shares of Class A Common Stock, which is 19.99% of the aggregate number of shares of outstanding voting Common Stock as of November 14, 2023 (the “Exchange Cap”). As a result of (i) and (ii) above, the Company may not have access to the full $250 million amount available under the Yorkville SEPA.

In connection with the Yorkville SEPA, and subject to the conditions set forth therein, Yorkville agreed to advance to the Company in the form of convertible promissory notes (the “Convertible Notes”) an aggregate principal amount of $15.0 million. On November 14, 2023, we issued a Convertible Note to Yorkville in the principal amount of $5.0 million resulting in net proceeds to us of $4.73 million. On December 11, 2023, we issued a second Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million. On April 8, 2024, we issued a third Convertible Note to Yorkville in the principal amount of $5.0 million, resulting in net proceeds to us of $4.75 million.

Interest shall accrue on the outstanding balance of any Convertible Note at an annual rate equal to 5.0%, subject to an increase to 18% upon an event of default as described in the Convertible Notes, and is payable upon maturity or upon the occurrence of a Trigger Event. The maturity date of each Convertible Note will be September 30, 2025 (as extended pursuant to the Yorkville Letter Agreement) and may be extended at the option of the holder. Yorkville may convert the Convertible Notes into shares of our Class A Common Stock at a conversion price equal to the lower of: (A)(i) with respect to the initial Convertible Note issued on November 14, 2023, $200.5625, (ii) with respect to the second Convertible Note issued on December 11, 2023, $92.84, and (iii) with respect to a third Convertible Note issued on April 8, 2024, $37.625, or (B) 95% of the lowest daily VWAP during the seven consecutive trading days immediately preceding the conversion (the “Conversion Price”), which in no event may the Conversion Price be lower than $25.00 (the “Floor Price”) (as reduced by the Yorkville Letter Agreement, defined below). Yorkville, at its discretion, and providing that there is a balance remaining outstanding under the Convertible Notes, may deliver a notice under the Yorkville SEPA requiring the issuance of shares of Class A Common Stock to Yorkville at a price per share equivalent to the Conversion Price as determined in accordance with the Convertible Notes; Yorkville, in its sole discretion, may select the amount of any such conversion, provided that the number of shares issued does not cause Yorkville to exceed: (i) the Ownership Limitation, (ii) the Exchange Cap, or (iii) the number of shares registered pursuant to this Registration Statement. Any amounts payable under a Convertible Note will be offset by such amount sold pursuant to a Yorkville Advance. The Exchange Cap will not apply in the event the Company has obtained the approval from its stockholders in accordance with the rules of Nasdaq Stock Market for the issuance of shares of common stock pursuant to the transactions contemplated in the Convertible Note and the Yorkville SEPA in excess of 19.99% of the aggregate number of shares of common stock issued and outstanding as of the effective date of the Yorkville SEPA.

The shares of Class A Common Stock will be sold to Yorkville pursuant to the Yorkville SEPA at the election of the Company as specified in the Advance Notice and at a per share price equal to: (i) 98% of the Market Price (as defined below) for any period commencing on the receipt of the Advance Notice by Yorkville and ending on 4:00 p.m. New York City time on the applicable Advance notice date (the “Option 1 Pricing Period”), and (ii) 97% of the Market Price for any three consecutive trading days commencing on the Advance notice date (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the daily volume weighted average price (“VWAP”) of the Class A common stock on Nasdaq during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the Class A common stock on the Nasdaq during the Option 2 Pricing Period. In addition, provided that there is a balance outstanding under the Convertible Notes, shares of Class A Common Stock may also be sold to Yorkville pursuant to the Yorkville SEPA at the election of Yorkville, pursuant to a Yorkville Advance.

On April 8, 2024, the Company and Yorkville reached an agreement (the “Yorkville Letter Agreement”) to: (1) reduce the Floor Price from $32.00 to $25.00; (2) waive the first monthly payment due to the Floor Price Trigger, thereby curing the Floor Price Trigger; and (3) extend the maturity date of the Convertible Notes to September 30, 2025. In addition, the parties agreed that the third Convertible Note for $5.0 million would be issued on April 8, 2024. On April 12, 2024, Yorkville further agreed that, to the extent that it holds Class A Common Stock in such quantities that would prevent the Company from utilizing the SEPA solely due to the Ownership Limitation, Yorkville commits to fund an additional advance in the principal amount of $13,000,000 on the same terms and conditions as the previous advances pursuant to the Yorkville SEPA.

Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), and any profits on the sales of shares of our Class A Common Stock by Yorkville, and any discounts, commissions, or concessions received by Yorkville, are deemed to be underwriting discounts and commissions under the Securities Act. Yorkville may offer and sell the securities covered by this prospectus from time to time. Yorkville may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. If any underwriters, dealers or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. See the sections of this prospectus titled “About this Prospectus” and “Plan of Distribution” for more information. No securities may be sold without delivery of this prospectus and any applicable prospectus supplement describing the method and terms of the offering of such securities.

The registration of securities covered by this prospectus does not mean that Yorkville will offer or sell any of the shares of our Class A Common Stock. Yorkville may offer, sell, or distribute all or a portion of their shares of Class A Common Stock publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any proceeds from the sale of shares of Class A Common Stock by Yorkville pursuant to this prospectus. However, we expect to receive proceeds from sales of Class A Common Stock that we may elect to make to the Selling Securityholder pursuant to the Yorkville SEPA, if any, from time to time in our discretion. See “Committed Equity Financing” for a description of how the price we may sell shares of Class A Common Stock to the Selling Securityholder is calculated pursuant to the Yorkville SEPA. We provide more information about how the Selling Securityholder may sell or otherwise dispose of the shares of our Class A Common Stock in the section entitled “Plan of Distribution.”

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “LIFW,” “LIFWZ,” and “LIFWW.” On November 15, 2024, the closing price of Common Stock was $1.82 per share, the closing price of our Public Warrants was $0.10 per warrant and the closing price of our New Warrants was $0.0021 per warrant.

Effective at 11:59 PM EDT on November 15, 2024, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-25 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this prospectus supplement No. 18 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2023, filed with the SEC on April 15, 2024.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 18, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 15, 2024

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	LIFW	The Nasdaq Global Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $7,187.50 per share	LIFWW	The Nasdaq Global Market

Redeemable warrants, each lot of 625 warrants exercisable for one share of Class A common stock at an exercise price of $0.0625 per share	LIFWZ	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On November 18, 2024, Nomura Securities International, Inc. (“Nomura”) agreed to a limited waiver (the “Letter Agreement”) of the Company’s obligation to pay promissory note obligations using the proceeds of the Standby Equity Purchase Agreement dated November 14, 2023 by and between the Company and YA II PN, Ltd. until March 31, 2025, and up to an aggregate total of $4,000,000 of such proceeds that would otherwise be paid to Nomura; provided that such proceeds be used solely to fund the operations of the Company.

The foregoing description is qualified in its entirety by the Letter Agreement, which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 3.03 Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Effective November 15, 2024, MSP Recovery, Inc. (the “Company,” “we,” “us,” or “our”) amended our Second Amended and Restated Certificate of Incorporation in the State of Delaware (the “Amendment”), which provides that, at 11:59 P.M. on November 15, 2024 (the “Reverse Split Effective Time”), every 25 shares of our issued and outstanding Class A Common Stock and Class V Common Stock (together with the Class-B Units) were automatically combined into one issued and outstanding share of Class A Common Stock and Class V Common Stock (together with the Class-B Units ), respectively, without any change in the par value per share (the “Reverse Stock Split”). Earlier, on September 25, 2024, a majority of our stockholders approved a reverse stock split subject to the board of directors determining the final ratio. The Company’s Class A Common Stock began trading on a split-adjusted basis on The NASDAQ Global Market (“NASDAQ”) at the market open on November 18, 2024.

At the Reverse Stock Split Effective Time, every 25 issued and outstanding shares of the Company’s Class A Common Stock and Class V Common Stock (together with the Class-B Units ) were converted automatically into one share of the Company’s Class A Common Stock and Class V Common Stock (together with the Class B Units), respectively, without any change in the par value per share. Based on share counts as of November 15, 2024, the Reverse Stock Split reduced the number of shares of Class A Common Stock issued and outstanding from approximately 46.7 million to approximately 1.9 million, and the number of Up-C Units, which one share of Class V Common Stock forms a part, from approximately 124.1 million to approximately 5.0 million.

No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive a fractional share due to holding a number of shares not evenly divisible by the exchange ratio within the specified range had the number of new shares to which they were entitled rounded up to the nearest whole number of shares. No stockholders received cash in lieu of fractional shares.

The Reverse Stock Split affected all stockholders uniformly and will not alter any stockholders’ percentage interest in the Company’s equity, except to the extent that the Reverse Stock Split would result in a stockholder owning a fractional share and such stockholder receives a whole share in lieu thereof. Proportional adjustments will be made to the terms of the Company’s LIFWW and LIFWZ warrants.

The Reverse Stock Split does not otherwise modify any rights or preferences of the Company’s Class A Common Stock, Class V Common Stock, or the Up-C Units. The Reverse Stock Split is intended to increase the market price per share of the Company’s Class A Common Stock to ensure the Company maintains full compliance with the NASDAQ Marketplace Rule 5450(a)(1) and Rule 5810(3)(A)(iii) and maintains its listing on NASDAQ.

The trading symbol for the Company’s Class A Common Stock will remain “LIFW.” The new CUSIP number for the Company’s Class A Common Stock following the Reverse Stock Split is 553745-30-8.

The foregoing description is qualified in its entirety by the Amendment, which is attached as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
3.1	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation
10.1	Nomura Letter Agreement dated November 12, 2024
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: November 18, 2024

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel